SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                          Grow Biz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399817 10 5
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Sheldon T. Fleck
                          5720 Smetana Drive, Suite 330
                             900 Second Avenue South
                           Minnetonka, Minnesota 55343
                                 (612) 939-3945
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 28, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 6 Pages

                                  SCHEDULE 13D
-------------------------------       -----------------------------------------
CUSIP No.  399817 10 5                    Page     2      of    6       Pages
          -----------------                   ----------    ----------
-------------------------------       ------------------------------------------


------------- ------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Sheldon T. Fleck

------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS*
              Not Applicable
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     300,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          8         SHARED VOTING POWER
                                    0
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    300,000
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              300,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     [  ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.9%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------       ----------------------------------------
CUSIP No.  399817 10 5                      Page     3      of    6       Pages
          ----------------                       ----------    ----------
---------------------------------       ----------------------------------------

------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
              PERSONS (ENTITIES ONLY)
              Terry K. Fleck
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]
------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS*
              Not Applicable
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          8         SHARED VOTING POWER
                                    0
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    0
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                  [X]
              Excludes  300,000 shares held by reporting  person's  spouse as to which reporting person disclaims beneficial ownership.
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

      Item 1.     Security and Issuer.

                       This filing relates to Common Stock of Grow Biz International, Inc. (the "Issuer"),
                       4200 Dahlberg Drive, Minneapolis, Minnesota  55422-4837.

      Item 2.     Identity and Background.

                  (a-1)    No change.
                  (a-2)    Business Address:  5720 Smetana Drive
                                              Minnetonka, Minnesota  55343
                  (a-3)    No change.
                  (a-4)    No change.
                  (a-5)    No change.

                  (b-1)    No change.
                  (b-2)    Business Address:  5720 Smetana Drive
                                              Minnetonka, Minnesota  55343
                  (b-3)    No change.
                  (b-4)    No change.
                  (b-5)    No change.

      Item 3.     Source and Amount of Funds or Other Consideration.

                       Not applicable.

      Item 4.     Purpose of the Transaction.

                  No change.

      Item 5.          Interest in Securities of the Issuer.

               Sheldon T. Fleck beneficially owns 300,000 shares of Grow Biz International, Inc. Common Stock representing 4.9% of the shares of Common Stock outstanding based on representations by the Issuer as to the total number of shares of Common Stock outstanding. Mr. Fleck has sole voting and investment power over such shares. Mr. Fleck ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of Grow Biz International, Inc. on August 31, 1998.

               Terry K.  Fleck no longer  beneficially  owns  shares of Grow Biz
               International,   Inc.  Common  Stock.  Ms.  Fleck  disclaims  any
               beneficial ownership of all shares held by Sheldon T. Fleck.

               The investors are filing this joint Schedule 13D because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of

               1934 (the "Exchange Act") or each may be deemed to beneficially own the shares held by the other. However, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Sheldon T. Fleck and Terry K. Fleck are a group for the purpose of Section 13(d) of the Exchange Act or for any other purpose or that either is the beneficial owner of any of the shares held by the other.

               Sheldon T. Fleck effected the following transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D.

                                                   Number of         Price Per
               Transaction          Trade Date      Shares            Share

               Open market sale      08/28/98       207,000            $15
               Open market sale      08/31/98       120,000            $15

               Terry K. Fleck effected the following transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D.

                                                    Number of         Price Per
               Transaction          Trade Date       Shares            Share

               Open market sale      08/31/98        80,000             $15

      Item 6.     Contracts, Arrangements, Understandings or Relationships with
                       Respect to Securities of the Issuer.

                  None.

      Item 7.     Material to be Filed as Exhibits.

                  1. Agreement to File Jointly--incorporated by reference to Exhibit 1 to Schedule 13D dated September 3, 1996.


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                  Date:    September 4, 1998.


                                                By: /s/ Sheldon T. Fleck
                                                    Sheldon T. Fleck


                                                By: /s/ Terry K. Fleck
                                                    Terry K. Fleck

                          EXHIBIT INDEX TO SCHEDULE 13D


         EXHIBIT NUMBER             DESCRIPTION

                  1 Agreement to File Jointly--incorporated by reference to Exhibit 1 to
                                    Schedule 13D dated September 3, 1996.